Exhibit 99.3

UNITED UTILITIES ACHIEVES ITS ECONOMIC LEVEL OF LEAKAGE AT 31 MARCH 2006

United Utilities’ regulated water business, United Utilities Water, announces today that, in line with its action plan as agreed with Ofwat, it has achieved its economic level of leakage (ELL) at 31 March 2006.

The action plan aimed to reduce leakage by around 50 megalitres per day by the end of the 2005/06 financial year, to 470 megalitres per day. Meeting this spot leakage target at 31 March 2006 places the business in a strong position to sustain performance at around this level in order to achieve Ofwat’s 12-month rolling leakage target of 470 megalitres per day for 2006/07.

The ELL is the level, approved by Ofwat, at which it would cost more to make further reductions in leakage than to extract water from other sources. This approach helps to ensure that the total cost of supplying water is minimised and that companies are operating efficiently to help ensure best value for customers and to protect the environment.

The company will be spending around £70 million on finding and fixing leaks over the next four years. This leakage expenditure is part of our total capital programme, involving investing upwards of £3 billion between 2005-10 in the North West.

Chief Executive of United Utilities, Philip Green, said:

“We’re very pleased with the progress the business has made in achieving our 31 March 2006 economic level of leakage. This puts us in an excellent position to meet Ofwat’s 12-month rolling leakage target in the coming year.

“Our reservoirs are around 95 per cent full, in line with expectations at this time of year and we expect to maintain a healthy supply-demand balance throughout the year, avoiding the need for water restrictions.”

United Utilities' Contacts:

For further information please contact:

Philip Green, Chief Executive	+44 (0) 1925 237000
Simon Batey, Finance Director	+44 (0) 1925 237000

Darren Jameson, Investor Relations Manager	+44 (0) 7733 127707
Evelyn Brodie, Corporate and Financial Communications	+44 (0) 20 7307 0309

United Utilities’ ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.